

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

<u>Via E-mail</u>
Ana Botin
Chief Executive Officer
Santander UK plc
2 Triton Square
Regent's Place
London NW1 3AN, England

      Re: Santander UK plc
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed March 15, 2012
             File No. 001-14928

Dear Ms. Botin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Hugh West for

                                        Suzanne Hayes
                                        Assistant Director